UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                  WESTERN ASSET INFLATION MANAGEMENT FUND INC.
                                (Name of Issuer)


                                    COMMON STOCK
                          (Title of Class of Securities)


                                    95766U107
                                  (CUSIP Number)


                             BRUCE KALLINS, PRINCIPAL
                          YAKIRA CAPITAL MANAGEMENT, INC.
                           991 POST ROAD EAST, 2ND FLOOR
                                WESTPORT, CT 06880
                                  (203) 341-0606


                               AS OF APRIL 30, 2014


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]     Rule 13d-1(b)

          [ ]     Rule 13d-1(c)

          [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 95766U107                      13G


                1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                    YAKIRA PARTNERS, L.P.

                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [  ]

                    (b)  [  ]


                3.  SEC Use Only


                4.  Citizenship or Place of Organization

                    DELAWARE


Number of       5.  Sole Voting Power:        209,466
Shares Bene-
ficially
Owned by Each   6.  Shared Voting Power:       00,000
Reporting
Person With:
                7.  Sole Dispositive Power:   209,466


                8.  Shared Dispositive Power:  00,000


                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person: 209,466


               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]


               11.  Percent of Class Represented by Amount in Row (9): 2.97%


               12.  Type of Reporting Person (See Instructions)

                    PN









CUSIP No. 95766U107                      13G


                1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                    MAP 136 SEGREGATED PORTFOLIO

                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [   ]

                    (b)  [   ]


                3.  SEC Use Only


                4.  Citizenship or Place of Organization

                    CAYMAN ISLANDS


Number of       5.  Sole Voting Power:        211,240
Shares Bene-
ficially
Owned by Each   6.  Shared Voting Power:       00,000
Reporting
Person With:
                7.  Sole Dispositive Power:   211,240


                8.  Shared Dispositive Power:  00,000


                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person: 211,240


               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]


               11.  Percent of Class Represented by Amount in Row (9): 2.99%


               12.  Type of Reporting Person (See Instructions)

                    OO










CUSIP No. 95766U107                      13G


                1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                    OPPENHEIMER & CO. INC.

                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [   ]

                    (b)  [   ]


                3.  SEC Use Only


                4.  Citizenship or Place of Organization

                    NEW YORK


Number of       5.  Sole Voting Power:        72,127
Shares Bene-
ficially
Owned by Each   6.  Shared Voting Power:      00,000
Reporting
Person With:
                7.  Sole Dispositive Power:   72,127


                8.  Shared Dispositive Power: 00,000


                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person: 72,127


               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]


               11.  Percent of Class Represented by Amount in Row (9): 1.02%


               12.  Type of Reporting Person (See Instructions)

                    BD










CUSIP No. 95766U107                      13G


ITEM 1.

          (a)       Name of Issuer:
                    WESTERN ASSET INFLATION MANAGEMENT FUND INC.

          (b)       Address of issuer's Principal Executive Offices
                    620 EIGHTH AVENUE
                    49TH FLOOR
                    NEW YORK, NY 10018

ITEM 2.

          (a)       Name of Person Filing
                    YAKIRA CAPITAL MANAGEMENT, INC.


          (b) Address of Principal Business Office or, if none, Residence 991 POST ROAD EAST, 2ND FLOOR
                    WESTPORT, CT 06880

          (c)       Citizenship:
                    DELAWARE


          (d)       Title of Class of Securities
                    COMMON STOCK


          (e)       CUSIP Number
                    95766U107


ITEM 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [x] An investment adviser in accordance with Sec. 240.13d-1 (b)(1)(ii)(E).

          (f) [ ] An employee benefit plant or endowment fund in accordance with Sec. 140.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G).



CUSIP No. 95766U107                      13G


          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  [ ]  Group, in accordance with Sec. 240.13d-1(b)1(ii)(J).



ITEM 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
          Item 1.

          (a)   Amount beneficially owned: 492,833

          (b)   Percent of class: 6.98%

          (c)   Number of shares as to which the person has:

                (i)    Sole power to vote or to direct the vote: 492,833

                (ii)   Shared power to vote or to direct the vote: 0

                (iii)  Sole power to dispose or to direct the disposition

                       of:  492,833

                (iv)   Shared power to dispose or to direct the disposition

                       of:  0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see Sec. 204.13d-3(d)(1).


ITEM 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.


ITEM 6. Ownership of More than Five Percent on Behalf of Another Person NOT APPLICABLE





CUSIP No. 95766U107                      13G


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          NOT APPLICABLE


ITEM 8.   Identification and Classification of Members of the Group
          NOT APPLICABLE


ITEM 9.   Notice of Dissolution of Group
          NOT APPLICABLE


ITEM 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      MAY 20, 2014


                                      /s/ BRUCE KALLINS
                                      ---------------------------
                                      BRUCE KALLINS, PRINCIPAL